UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

THE PANTRY, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

698657 10 3

(CUSIP Number)

FS Equity Partners III, L.P.

FS Equity Partners International, L.P.

FS Equity Partners IV, L.P.

11100 Santa Monica Blvd.

Suite 1900

Los Angeles, California 90025

Attn: Charles P. Rullman

(310) 444-1822

(name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Equity Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.	698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Equity Partners International, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.	698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS&Co. International, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.	698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS International Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.	698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Equity Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 15,000 9. Sole Dispositive Power 0 10. Shared Dispositive Power 15,000

11.	Aggregate amount Beneficially Owned by Each Reporting Person 15,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 15,000 9. Sole Dispositive Power 0 10. Shared Dispositive Power 15,000

11.	Aggregate amount Beneficially Owned by Each Reporting Person 15,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Amendment No. 7 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to The Pantry, Inc., a Delaware corporation (the “Issuer”), on December 20, 1999 (the “Initial Filing”), Amendment No. 1 with respect thereto, as filed with the Commission on April 7, 2000, Amendment No. 2 with respect thereto, as filed with the Commission on December 4, 2002, Amendment No. 3 with respect thereto, as filed with the Commission on December 10, 2003, Amendment No. 4 with respect thereto, as filed with the Commission on January 22, 2004, Amendment No. 5 with respect thereto, as filed with the Commission on October 20, 2004 and Amendment No. 6 with respect thereto, as filed with the Commission on March 18, 2005 (the Initial Filing, as so amended, the “Schedule 13D”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 2. Identity and Background

No material change has occurred in the facts set forth in the response to this item of the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

On April 13, 2005, FSEP III made an in-kind distribution of 1,131,728 shares of Issuer Common Stock to its partners, FSEP International made an in-kind distribution of 45,548 shares of Issuer Common Stock to its partners and FSEP IV made an in-kind distribution of 542,093 shares of Issuer Common Stock to its partners.

Accordingly, the Filing Persons now hold less than 5% of the outstanding shares of Issuer Common Stock and are therefore no longer required to file any statement reporting their beneficial ownership pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Item 5. Interest in the Securities of Issuer

Items 5(a)-(b) are hereby amended and restated in their entirety as follows:

(a)-(b) As a result of the distribution of shares of Issuer Common Stock by FSEP III, FSEP International and FSEP IV described in Item 4 of this Amendment, as of April 13, 2005 FSEP III and FSEP International held no shares of Issuer Common Stock and FSEP IV held 15,000 shares of Issuer Common Stock, which represents less than 1% of the outstanding shares of Issuer Common Stock. FSEP III, Capital Partners and Holdings and FSEP International, FS&Co. International and International Holdings disclaim beneficial ownership of shares of Issuer Common Stock held by FSEP IV.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as previously disclosed on the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Filing Persons with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2005	FS EQUITY PARTNERS III, L.P., a Delaware limited partnership

	By:	FS Capital Partners, L.P.
	Its:	General Partner

		By:	FS Holdings, Inc.
		Its:	General Partner

			By:	/s/ John M. Roth
			Name:	John M. Roth
			Title:	Vice President

FS CAPITAL PARTNERS, L.P.,
a California limited partnership

	By:	FS Holdings, Inc.
	Its:	General Partner

		By:	/s/ John M. Roth
		Name:	John M. Roth
		Title:	Vice President

FS HOLDINGS, INC.,
a California corporation

	By:	/s/ John M. Roth
	Name:	John M. Roth
	Title:	Vice President

FS EQUITY PARTNERS INTERNATIONAL, L.P., a Delaware limited partnership

	By:	FS&CO. International, L.P.
	Its:	General Partner
			By:	FS&Co. International Holdings Limited
			Its:	General Partner

				By:	/s/ John M. Roth
				Name:	John M. Roth
				Title:	Vice President

FS&CO. INTERNATIONAL, L.P., a Cayman Islands limited partnership

By:	FS International Holdings Limited
Its:	General Partner

	By:	/s/ John M. Roth
	Name:	John M. Roth
	Title:	Vice President

FS INTERNATIONAL HOLDINGS LTD., a Cayman Islands exempt corporation

By:	/s/ John M. Roth
Name:	John M. Roth
Title:	Vice President

FS EQUITY PARTNERS IV, L.P., a Delaware limited partnership

By:	FS Capital Partners LLC
Its:	General Partner

	By:	/s/ John M. Roth
	Name:	John M. Roth
	Title:	Managing Member

FS CAPITAL PARTNERS LLC, a Delaware limited liability company

By:	/s/ John M. Roth
Name:	John M. Roth
Title:	Managing Member